UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2012

Commission File Number: 000-50826

KONGZHONG CORPORATION

(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

●

●     BEIJING:78031.1A

●

●     HONGKONG:81144.2

EXHIBITS

Exhibit Number	Page

1.1	KongZhong Corporation Reports Unaudited First Quarter 2012 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: May 16, 2012

By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

KongZhong Corporation Reports Unaudited First Quarter 2012 Financial Results

Beijing, China, May 16, 2012 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the first quarter 2012 financial results.

First Quarter 2012 Financial Highlights:

●     Revenues exceeds guidance – Total revenues for the first quarter of 2012 increased 12% from the fourth quarter of 2011 to US$ 43.84 mn, exceeding the Company’s 1Q12 revenue guidance range of US$ 41.5 mn to US$ 42.5 mn.

●     Gross profit exceeds guidance – Total gross profit was US$ 18.75 mn for 1Q12, exceeding the Company’s 1Q12 guidance range of US$ 17 mn to US$ 18 mn.

●     Net income exceeds guidance – Net income in 1Q12 was US$ 6.86 mn, exceeding the Company’s guidance range of US$ 4.5 mn to US$ 5.5 mn, a 21% increase compared to net income of US$ 5.67 mn in 4Q11. Basic net income per American Depositary Shares ("ADS") was US$ 0.17.

●     Non-GAAP net income exceeds guidance – Non-GAAP net income was US$ 8.66 mn, exceeding the Company’s guidance range of US$ 6.5 mn to US$ 7.5 mn, while Non-GAAP diluted net income per ADS was US$ 0.21 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●     Cash and cash equivalents – As of March 31, 2012, the Company had US$ 178.19 mn in cash and cash equivalents, held-to-maturity securities and trading securities or US$ 4.34 per ADS in cash and cash equivalents, held-to-maturity securities and trading securities, compared to US$ 154.57 mn at the end of 4Q11.

Commenting on the results, the Company's Chairman and Chief Executive Officer, Leilei Wang said, "The Company achieved record revenues and non-GAAP Net Profit After Tax ("NPAT") in the first quarter of 2012 and more importantly, we continue to build a strong foundation for future growth in our Internet and mobile game businesses."

Business Highlights:

●	World of Tanks (wot.kongzhong.com) - World of Tanks ("WoT") was a key driver of the Company's 1Q12 results and continued to demonstrate our strong partnership with Wargaming. More importantly, on May 14, we announced a strategic partnership agreement with Wargaming.net which have fully aligned our long-term interests to maximize the success of all of Wargaming.net's games in the China market for many years to come. As part of these agreements, we have extended our original term of World of Tanks (and future Wargaming.net games) from 3-years to no limit, long-term agreements. We expect strong continued performance for World of Tanks in China in the coming quarter, and believe the continuation of Wargaming.net's "War Saga", World of Warplanes and World of Battleships, have similar potential for success in the China market.

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●	Kung Fu Hero (hero.kongzhong.com) - We launched our self-developed 3D MMORPG game Kung Fu Hero ("Hero"), in March 2012, to small scale public test. We expect to more actively promote Hero to a wider user base during the 3Q12 period.

●	Dragon's Inn (lm.kongzhong.com) - We have began internal testing of our first domestically licensed online game, called Dragon's Inn, a 3D side-scrolling fighting online game which we expect to bring to small scale public test sometime towards the end of 3Q12.

●	Exclusive Mainland China Rights for Offensive Combat™ from U4iA Games (u4iagames.com) - The Company entered into a definitive agreement with U4iA's Games (pronounced “euphoria”) to bring Offensive Combat™ to the China online game market. Offensive Combat™ from U4iA Games is the world’s first browser-based, free-to-play, first person social shooter game playable on every device (from PC to mobile), launching sometime in the 2nd half of 2012 in North America / Europe and with a preliminary 1st half 2013 launch date for China. Offensive Combat™ will also offer console quality graphics and it's own unique multi-genre style of breakthrough first person shooter gameplay to differentiate itself from other FPS games in the market.

●	In addition, the Company has made a US$ 2.0 mn investment in U4iA Game's most recent Series B investment round for a small minority stake. U4iA Games, based in Bellevue, WA, was founded in 2011 by former Activision and Call of Duty veterans Dusty Welch (CEO) and Chris Archer (Chief Creative Officer). Dusty Welch, CEO and co-founder, is a 13-year Activision veteran and the key executive credited with the creation and growth of the #1 worldwide franchise Call of Duty.

●	Noumena Acquisition Completed - The Company completed its acquisition of Noumena on March 20, 2012 as part of its strategy to expand our smartphone game business. Please see our February 15, 2012 press release for more details.

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●	KONG Smartphone game strategy - With the acquisition of Noumena completed, in 2Q12 KONG has begun the migration of our existing 100+ staff feature-phone mobile game development team onto, Handymo, a cross-platform smartphone mobile game engine. We expect to gradually increase the introduction of new smartphone games to both the overseas and China smartphone game markets towards the end of 2Q12.

Financial Results:

	For the Three Months Ended March 31, 2011 (US$ thousands)	For the Three Months Ended December 31, 2011 (US$ in thousands)	For the Three Months Ended March 31, 2012 (US$ in thousands)
Revenues	$40,127	$39,285	$43,841
WVAS	21,358	18,442	19,116
Mobile Games	12,269	7,612	5,560
Internet Games	6,500	13,231	19,165

Sales Tax	$839	$1,062	$1,381
WVAS	381	272	277
Mobile Games	178	124	86
Internet Games	280	666	1,018

Cost of Revenue	$22,753	$21,553	$23,713
WVAS	13,111	11,276	12,699
Mobile Games	7,760	4,565	3,133
Internet Games	1,882	5,712	7,881

Gross profit	$16,535	$16,670	$18,747
WVAS	7,866	6,894	6,140
Mobile Games	4,331	2,923	2,341
Internet Games	4,338	6,853	10,266

Gross profit ratio	41%	42%	43%
WVAS	37%	37%	32%
Mobile Games	35%	38%	42%
Internet Games	67%	52%	54%

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Revenues

WVAS Revenues

WVAS revenues in 1Q12 were US$ 19.12 mn, a 4% increase from 4Q11. WVAS revenues were relatively stable compared to prior periods although the WVAS operating environment remains difficult.

WVAS made up 43.6% of total revenues in 1Q12.

Mobile Games Revenues

Total mobile game revenues in 1Q12 were US$ 5.56 mn, a 27% decrease from 4Q11. Mobile games continued to underperform our expectations as our mobile operator partners implemented more strict operating policies and continued to adjust its mobile game marketing strategies. We see these difficulties continuing in 2Q12 for our legacy feature-phone mobile game business.

However, with the acquisition of Noumena, the Company will begin new efforts to develop our mobile game business on new, less mobile operator dependent smartphone mobile game platforms and expect to break out mobile game revenues which come from smartphone mobile game platforms separate from feature-phone mobile game revenues in future periods.

Mobile game revenues made up 12.7% of total revenues in1Q12.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 19.17 mn in 1Q12, a 45% increase from 4Q11. Net Game revenues were driven by the continued strong performance of World of Tanks (“WoT”).

Domestic Net game revenues were US$ 18.11 mn, a 48% increase from 4Q11 due to the continued growth of the WoT community. Overseas Net game revenues were US$ 1.06 mn, a 13% increase from 4Q11. Total overseas revenues as a percentage of total Net game revenues in 1Q12 were 6% compared to 7% in 4Q11.

For the 1Q12 3-month period, domestic mainland China online game operations achieved average concurrent users (“ACUs”) of 228k and aggregate paying accounts (“APAs”) of 744k with quarterly average revenue per user ("ARPU") of RMB153.

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	For the Three Months Ended March 31, 2011		For the Three Months Ended December 31, 2011		For the Three Months Ended March 31, 2012
ACU	145	k	194	k	228	k
APA	218	k	570	k	744	k
ARPU(RMB/Q)	150		137		153

Net game revenues made up 43.7% of total revenues in 1Q12.

Gross Profit

Total gross profit was US$18.75 mn in 1Q12, a 12% increase compared to 4Q11. Total gross margin was 43% in 1Q12 and an increase compared to 42% in 4Q11.

WVAS Gross Profit

WVAS gross profit in 1Q12 was US$ 6.14 mn, an 11% decrease from 4Q11. 1Q12 WVAS gross margin was 32%.

Mobile Game Gross Profit

Mobile games gross profit in 1Q12 was US$ 2.34 mn, a 20% decrease from 4Q11 as policies from our mobile operator partners in our mobile game monthly subscription business continued to lead to higher churn and lower profitability. 1Q12 mobile games gross margin was 42%.

Internet Game Gross Profit

Internet game gross profit in1Q12 was US$ 10.27 mn, a 50% increase from 4Q11. 1Q12 internet game gross margin was 54%.

Operating Expenses

	For the Three Months Ended March 31, 2011 (US$ thousands)	For the Three Months Ended December 31, 2011 (US$ in thousands)	For the Three Months Ended March 31, 2012 (US$ in thousands)
Product development	$3,606	$3,899	$4,080
Sales and marketing	4,831	5,636	5,712
General and administrative	2,939	2,738	2,862
Total operating expenses	$11,376	$12,273	$12,654

Total operating expenses in 1Q12 were US$ 12.65 mn compared to US$12.27 mn in 4Q11 or a 3% increase.

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Product development expenses in 1Q12 were US$ 4.08 mn compared to US$3.90 mn in 4Q11 or a 5% increase.

Sales and marketing expenses in 1Q12 were US$ 5.71 mn compared to US$ 5.64 mn in 4Q11 and US$ 4.83 mn in the same period last year. The increase in sales and marketing was driven by activities related to the marketing of World of Tanks and the small scale public test for Kung Fu Hero. We expect to see increases in our marketing activities for WoT, Hero and other new Net games in the following quarters.

General and administrative (“G&A”) expenses in 1Q12 were US$ 2.86 mn compared to US$ 2.74 mn in 4Q11. We expect G&A expenses to be maintained at the 1Q12 levels in the coming periods.

The Company’s total headcount remained relatively stable in 1Q12 at 982 compared to 961 at the end of 4Q11.

Operating income

Operating income for 1Q12 was US$ 6.09 mn compared to operating profit US$ 4.72 mn in 4Q11.

Earnings

Net income and Non-GAAP net income in 1Q12 were US$ 6.86 mn and US$ 8.66 mn, respectively. Diluted income per ADS and diluted Non-GAAP earnings per ADS were US$ 0.16 and US$ 0.21 in 1Q12, respectively.

Total ADS on a diluted basis outstanding during 1Q12 were 41.91 mn, compared to 41.58 mn outstanding during 4Q11.

For the purpose of earnings per share calculation	Number during three months ended December 31, 2011	Number during three months ended March 31, 2012
ADS (in mns)	41.08	41.03
Add: Dilution impact from options and nonvested shares	0.50	0.50
Convertible senior notes issued to Nokia Growth Partners ("NGP")	-	0.38
ADS on diluted basis	41.58	41.91

Note 1: The convertible senior notes outstanding were excluded from the computation of diluted net loss per share for three months ended December 31, 2011 because their effect would be anti-dilutive.

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Balance Sheet

As of March 31, 2012, the Company had $178.19 mn in cash and cash equivalents, held-to-maturity and trading securities or US$ 4.34 per basic ADS in cash and cash equivalents, held-to-maturity and trading securities compared to US$ 154.57 mn at the end of 4Q11.

In March 2012, NGP converted the convertible senior notes into 22,800,000 ordinary shares.

Stock Repurchase Program:

The Company began to repurchase its ADSs in the open market on September 30, 2011. As of May 16, 2012, 964k ADSs, representing 38.58 mn ordinary shares of the Company, were repurchased at an average price of $4.4408 per ADS.

Business Outlook (For the 3-month period ending June 30, 2012):

The Company expects total revenues for 2Q12 to be within the range of US$ 49 mn to US$ 50 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 20.5 mn, mobile game revenues of US$ 6.0 mn and Net Game revenues of US$ 23 mn.

The Company expects total gross profit to be within the range of US$ 21.5 mn to US$ 22.5 mn, total operating profit to be US$ 6.5 mn to US$ 7.5 mn, net profit to be US$ 6.5 mn to US$ 7.5 mn, and Non-GAAP net profit is expected to be US$ 9 mn to US$ 10 mn.

Conference Call:

The Company’s management team will conduct a conference call at 7:30 am Beijing time on May 17, 2012 (7:30 pm Eastern time and 4:30 pm Pacific time on May 16, 2012). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Three Months Ended March 31, 2011	For the Three Months Ended December 31, 2011	For the Three Months Ended March 31, 2012
Revenues	$40,127	$39,285	$43,841
Sales tax	839	1,062	1,381
Cost of revenues	22,753	21,553	23,713
Gross profit	16,535	16,670	18,747
Operating expenses
Product development	3,606	3,899	4,080
Sales and marketing	4,831	5,636	5,712
General and administrative	2,939	2,738	2,862
Total operating expenses	11,376	12,273	12,654
Change in fair value of contingent consideration for business acquisition	(3,729)	-	-
Government subsidy	-	319	-
Operating income	1,430	4,716	6,093
Interest income	686	1,338	1,276
Interest expense on convertible note	230	88	63
Loss on extinguishment of debt upon prepayment of convertible senior note	1,567	-	-

Investment income	292	486	589
Income before tax expense	611	6,452	7,895
Income tax expense	1,067	784	1,037
Net (loss) income	$(456)	$5,668	$6,858

Basic (loss) earnings per ADS	$(0.01)	$0.14	$0.17
Diluted (loss) earnings per ADS	$(0.01)	$0.14	$0.16
Weighted average ADS outstanding (million)	37.58	41.08	41.03
Weighted average ADS used in diluted EPS calculation (million)	37.58	41.58	41.91

Net (loss) income	$(456)	$5,668	$6,858
Other comprehensive income	2,701	3,549	209
Total comprehensive income	$2,245	$9,217	$7,067

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(US$ in thousands)

(Unaudited)

	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2012
Cash Flows From Operating Activities
Net (loss) income	$(456)	$6,858
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	1,159	1,136
Loss on disposal of property and equipment	(4)	(6)
Provision of bad debt	222	-
Change in fair value of contingent consideration for business acquisition	3,729	-
Share-based compensation	1,191	1,150
Amortization of the debt discount	144	36
Loss on extinguishment of debt upon prepayment of convertible senior note	1,567	-
Changes in operating assets and liabilities	(2,075)	6,050
Net Cash Provided by Operating Activities	5,477	15,224

Cash Flows From Investing Activities
Acquisition of business	-	(3,000)
Purchase of property and equipment	(676)	(313)
Loans to third party	(21,228)	22,190
Held-to-maturity securities	-	(59,886)
Long-term investment	-	(2,000)
Proceeds from disposal of property and equipment	4	6
Net Cash Used in Investing Activities	(21,900)	(43,003)

Cash Flows From Financing Activities
Proceeds from exercise of share options	105	49
Deferred payments for acquisition of subsidiaries	(14,578)	-
Stock repurchase	-	(1,587)
Prepayment for convertible senior note	(9,310)	-
Net Cash Used in Financing Activities	(23,783)	(1,538)

Effect of foreign exchange rate changes	1,355	739

Net decrease in Cash and Cash Equivalents	(38,851)	(28,578)
Cash and Cash Equivalents, Beginning of Period	157,171	129,512
Cash and Cash Equivalents, End of Period	118,320	100,934

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(US$ in thousands)

(Unaudited)

	March 31, 2011	December 31, 2011	March 31, 2012

Cash and cash equivalents	$118,320	$129,512	$100,934
Held-to-maturity securities	-	17,299	77,259
Trading securities	29	7,754	2
Loans to third party	21,357	22,187	-
Accounts receivable (net)	28,143	19,903	20,722
Other current assets	3,779	4,147	4,948
Total current assets	171,628	200,802	203,865

Rental deposits	525	511	512
Intangible assets (net)	3,872	2,348	5,260
Property and equipment (net)	3,910	3,620	3,384
Long-term investments	-	-	2,000
Goodwill	88,764	72,967	87,456
Total assets	$268,699	$280,248	$302,477

Accounts payable(including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $11,986, $15,344 and $13,049 as of March 31, 2011, December 31, 2011 and March 31,2012, respectively)	$11,989	$15,347	$13,052

Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $1,054 , $2,796 and $3,530 as of March 31, 2011, December 31,2011 and March 31, 2012, respectively)	2,596	4,044	4,542

Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $7,463, $7,628 and $9,375 as of March 31, 2011, December 31,2011 and March 31, 2012, respectively)	11,313	13,134	30,698

Total current liabilities	25,898	32,525	48,292

Convertible note	1,063	1,273	-

Non-current deferred tax liability(including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $305, $272 and $61 as of March 31, 2011, December 31,2011 and March 31, 2012, respectively)	305	272	61

Total liabilities	$27,266	$34,070	$48,353

Shareholders’ equity	241,433	246,178	254,124
Total liabilities and shareholders’ equity	$268,699	$280,248	$302,477

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible note, loss on extinguishment of debt upon prepayment of convertible senior note and change of contingent payable, as well as is adjusted for the dilution impact on ADS numbers of the options, nonvested shares and convertible note.

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Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended March 31, 2011 (US$ thousands, except per share and share data)	For the Three Months Ended December 31, 2011 (US$ in thousands, except per share and share data)	For the Three Months Ended March 31, 2012 (US$ in thousands, except per share and share data)
GAAP net (loss) income	$(456)	$5,668	$6,858
Share-based compensation	1,191	1,174	1,150
Interest expense on convertible note	230	88	63
Amortization of intangibles	619	537	585
Loss on extinguishment of debt upon prepayment of convertible senior note	1,567	-	-
Change of contingent payable	3,730	-	-
Non-GAAP net income	$6,881	$7,467	$8,656

Weighted average ADS used in diluted	40.94	42.15	41.91
Non-GAAP diluted net income per ADS (Note 1)	$0.17	$0.18	$0.21

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to options, nonvested shares and convertible note issued to Nokia Growth Partners.

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market.

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Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

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